– PUBLIC –

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Capital Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Post Road - Titus House
(No. and Street)

Old Westbury	NY	11568
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

44001 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, R. Alan Butler, Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Capital Partners, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

KRISTIN FEENEY
Notary Public - State of New York
NO. 01FE6171053
Qualified in Nassau County
My Commission Expires 7-16-19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER CAPITAL PARTNERS

Statement of Financial Condition

December 31, 2017

SEC ID 8 - 53413

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

BUTLER CAPITAL PARTNERS

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
Butler Capital Partners
Charlottesville, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Butler Capital Partners (the "Company"), as of December 31, 2017, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis f or our opinion.

Keiter

We have served as the Company's auditor since 2005.

February 27, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

BUTLER CAPITAL PARTNERS

Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	496,840
Accounts receivable		1,736,990
Due from related parties		154,778
Property and equipment – net		16,636
Other assets		82,618
Total assets	$	2,487,862

Liabilities and Member's Equity

Liabilities:		
Accrued commissions	$	609,805
Accounts payable and accrued liabilities		234,147
Deferred revenue		12,099
Total liabilities		856,051
Member's equity		1,631,811
Total liabilities and member's equity	$	2,487,862

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Butler Capital Partners (the "Company") is a broker-dealer and operates as an investments marketing and consulting firm. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

    Basis of Accounting: The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

    Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and receivables from customers. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

    At December 31, 2017, two customers accounted for 75% of accounts receivable.

    Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

    Allowance for Doubtful Accounts: The Company uses the allowance method of accounting for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. At December 31, 2017, no allowance for uncollectible accounts was considered necessary.

    Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using straight-line and accelerated methods over the estimated useful lives of the related assets that range from 3 to 5 years.

    Income Taxes: For federal, state and local income tax purposes, the Company is treated as a sole proprietor. Accordingly, no provision has been made for federal, state or local income taxes since the taxable income of the Company is to be included in the tax returns of the individual member.

Notes to Financial Statement, Continued

1. **Summary of Significant Accounting Policies, Continued:**

    Income Taxes, Continued: The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance as of December 31, 2017. The Company is not currently under audit by any tax jurisdiction.

    Use of Estimates: The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

    Subsequent Events: Management has evaluated subsequent events through February 27, 2018, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statement.

2. **Property and Equipment:**

    Property and equipment at December 31, 2017 consisted of the following:

Furniture and equipment	$ 67,374
Website	18,927
	86,301
Less: accumulated depreciation	(69,665)
Property and equipment - net	$ 16,636

Notes to Financial Statement, Continued

3.   **Lease Commitments:**

The Company leases commercial office space in New Jersey, New York and Chicago. These leases expire at various times through 2022. Minimum future payments under the non-cancellable operating leases are $123,470 in 2018, $91,957 in 2019, $84,236 in 2020, $83,018 in 2021 and $20,755 in 2022.

4.   **Related Party Transactions:**

During 2013, 2014, and 2015, the Company made five loans totaling $85,000 to an employee. During 2017, the Company made an additional loan to the same employee in the amount of $10,000. The loans are non-interest bearing and have no defined repayment schedule. The balance on the loans was $95,000 as of December 31, 2017.

During 2017, the Company leased office space from its member in Florida on a month-to-month basis.

During 2017, the member was advance funds for personal expenses totaling $56,916 and employees were advanced funds totaling $2,862. These amounts are included in due from related parties on the accompanying statement of financial condition.

5.   **Profit Sharing Plan:**

The Company has a 401(k) profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion.

6.   **Regulatory Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2017, the Company had net capital of $380,593, which was $332,996 in excess of required minimum net capital of $47,597. The Company's net capital ratio was 1.88 to 1. The Company does not carry accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.